FOIA Confidential Treatment Request
The entity requesting confidential treatment is
Tangoe, Inc.
35 Executive Boulevard
Orange, CT 06477
Attn: Gary Martino
Chief Financial Officer
203-859-9300

July 19, 2010

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: David L. Orlic

Re:	Tangoe, Inc.
Registration Statement on Form S-1
File No. 333-166123

Ladies and Gentlemen:

On behalf of Tangoe, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).  Amendment No. 2 is being filed in response to comments contained in a letter, dated June 14, 2010 (the “Letter”), from David L. Orlic of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Albert R. Subbloie, Jr., the Company’s President and Chief Executive Officer.  The responses contained herein are based on information provided to us by representatives of the Company.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

General

1.                                       Please revise the graphics on the front and back cover pages of your prospectus as follows:

•                                          Consider limiting the graphics to a pictorial depiction of your product with simple labels or phrases that very briefly explain the picture and are written to comply with the plain English rules.

•                                          Remove depictions of products that you do not offer.

•                                          The meaning of the circular charts and information flows you have included is not clear.  Furthermore, these items may in fact obscure the nature of your business, and do not appear to comply with the plain English rules.  Please revise accordingly.  Refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms.

Response:                                        The Company has revised the graphics on the front and back cover pages of the prospectus contained within the Registration Statement in response to the Staff’s comment.  The Company is also supplementally providing the Staff with camera-ready copies of the new artwork contained in the Registration Statement.

Prospectus Summary

Our business, page 1

2.                                       We note your response to prior comment 5.  As requested, please ensure that the criteria you evaluated in concluding that you are the leading provider are disclosed in reasonable detail, and, to the extent appropriate, balance that claim with information concerning parameters with respect to which you are not a leader.

Response:                                        The Company has revised the disclosure on pages 1, 2, 3, 40, 78, 80, 81 and 88 of the Registration Statement in response to the Staff’s comment.

Risks Associated with Our Business, page 4

3.                                       We note your response to prior comment 8.  Despite deleting the risk factor relating to your limited operating history, you have retained a related reference appearing in the list of summary risks appearing on page 4.  Please revise.

Response:                                        The Company has revised the disclosure on page 4 of the Registration Statement in response to the Staff’s comment.

Risk Factors

“We have a history of losses,” page 11

4.                                       We note your response to prior comment 8.  Deletion of the risk factor relating to your limited operating history only partially addressed our comment.  In the first sentence of this retained risk factor, and in the caption, consider stating the year in which you were formed, and the length of the corresponding period in which you have generated losses.

Response:                                        The Company has revised the disclosure on pages 4 and 11 of the Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results Operations

Overview, page 40

5.                                       We have reviewed the revisions you have made to your overview in response to prior comment 13.  Advise why you believe it is unnecessary to address the material risks, challenges and uncertainties facing your company and how management is dealing with these issues.  As indicated in SEC Release No. 33-8350, the Commission envisioned the overview as addressing these issues, as seen through the eyes of management.  Your current disclosure consists primarily of a summary of your business, and a description of your measures of operating performance, and provides little insight into the concerns of management.

Response:                                        The Company has revised the disclosure on pages 41 and 42 of the Registration Statement in response to the Staff’s comment.

6.                                       In response to prior comment 13, you have cited a series of intangible or general benefits which you expect to experience as a result of this offering.  Please revise to disclose specifically how you expect the application of the offering proceeds to improve operating results.  If you determine to also retain the final paragraph of this section, please provide us with a basis for each of the beliefs you set forth in that paragraph, together with supporting materials, as applicable.

Response:                                        The Company has revised the disclosure on page 41 of the Registration Statement in response to the Staff’s comment.

7.                                       We note from your response to our previous comment 14 that while certain of the company’s agreements constitute firm orders to deliver software and related services you do not believe those amounts, which are not reflected in recognized or deferred revenue constitute backlog as described in Item 101(c)(viii).  It appears your conclusions are based on the fact that your obligations under such contracts could not be fulfilled in any period other than when required under the contract.  Please clarify your position further as it is unclear why the timing for fulfilling the obligations under a contract would preclude you from disclosing such obligations as backlog.

Response:                                        In response to the Staff’s comment, the Company advises the Staff that the Company believes that backlog as described in Item 101(c)(viii) of Regulation S-K would consist of orders received that remained unfulfilled due to limitations in the Company’s personnel or other logistical capacities.  The inability of the Company to perform in current periods its obligations under customer agreements to deliver software and related services in future periods is not the result of limitations in the Company’s personnel or other logistical capacities, but instead is the result of the fact that such obligations can inherently only be satisfied in future periods in accordance with the terms of the applicable contract.  Consequently, the Company believes that firm orders to deliver software and related services in future periods do not constitute backlog as described in Item 101(c)(viii) of Regulation S-K.  The Company further advises that Staff that the Company has included in its response below to the Staff’s comment 8 a discussion of the Company’s consideration with respect to providing a quantitative and qualitative discussion of such amounts in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

8.                                       If you continue to believe these amounts are not required to be disclosed under Item 101(c)(viii), please tell us your consideration to provide both a quantitative and qualitative discussion of such amounts in Management’s Discussion and Analysis.  To the extent that fluctuations in your remaining backlog/bookings are expected to have a significant impact on the variability of your revenues and results of operations, it would seem that a discussion of such amounts would be beneficial to an investor.  In this regard, we note your risk factor disclosures on page 12 where you indicate that higher-than normal cancellation rates in the first quarter of fiscal 2009 negatively impacted your total revenue for the following periods.  In addition, discussion of the company’s deferred revenue would also provide an investor with an understanding of your billing cycles compared to the term of the respective contracts.  We note in your response that you currently do not have a standardized invoicing interval.  That information in such a discussion would provide an investor with an understanding of when the deferred revenue would be recognized.  Please further explain why this information would confuse or mislead prospective investors or revise your disclosures accordingly.  We refer you to Section III.B.1 of SEC Release No. 33-8350.

Response:                                        The Company advises the Staff that, in response to the Staff’s comment, the Company has devoted a significant amount of time and resources to compute the amounts of current contractual orders believed to be firm for future periods; however, following this undertaking, the Company is of the opinion that inclusion of disclosure in the Registration Statement regarding such amounts would not provide investors with meaningful visibility as to expected revenues or results of operations in future periods or trends in revenues or results of operations, and may in addition be misleading, because:

1.               As described below, the calculations necessary to adjust the amounts of contractual orders believed to be firm for future periods to derive meaningful projections of the Company’s anticipated revenues for those future periods require the making of numerous assumptions that the Company believes are highly subjective and which have a significant impact on the revenue projections yielded; and

2.               As described below, fluctuations in the amounts of the Company’s future contractual orders believed to be firm from one reporting period to another are not necessarily indicative of changes in expected future revenues and/or results of operations.

1.  The calculations necessary to adjust the amounts of contractual orders believed to be firm for future periods to derive meaningful projections of the Company’s anticipated revenues for those future periods require the making of numerous assumptions that the Company believes are highly subjective and which have a significant impact on the revenue projections yielded.

The amounts of the Company’s future contractual orders believed to be firm have historically represented, and the Company expects they will in the future represent, amounts significantly below the Company’s actual future revenues.  This is because the end billing to the customer under many of the Company’s contracts is not fixed, but rather varies depending on actual usage of the Company’s software and related services.  For example, many of the Company’s customer contracts contain terms providing for additional charges for usage exceeding specified levels, or charge the customer for actual usage of the software and related services using a rate-based formula without reference to any specified usage levels.  In addition, some of the Company’s customers purchase the Company’s software and related services on a month-to-month basis following the end of the original terms of their agreements, and purchases under these extended contracts can be substantial; however, such purchases would not be reflected in future contractual orders believed to be firm.

Rule 83 Confidential Treatment Request by Tangoe, Inc.

Request #1

By way of illustration, in evaluating its future contractual orders believed to be firm in response to the Staff’s comment, the Company calculated that as of March 31, 2010, its customers had contracted to purchase a minimum of $[**] in software and related services over the remaining terms of their contracts, including a minimum of $[**] over the next twelve months.  However, as alluded to above, these amounts are not indicative of future revenues or results of operations, as actual recurring revenues in line with these numbers would only result if (i) all of the Company’s customers purchased only the minimum contractual amounts for which they were obligated, (ii) the Company’s customers who are currently purchasing the Company’s software and related services on month-to-month contracts immediately elected to cease purchasing in accordance with their historical patterns, (iii) all other customers elected to allow their contracts to expire at the end of their contract terms, and (iv) the Company did not enter into any agreements with any new customers or agreements to provide additional software and related services with current customers.  The Company believes that the assumption that any of these conditions will occur is unrealistic and that in order to yield meaningful projections of future revenues and results of operations these amounts of future contractual orders believed to be firm would have to be adjusted.  As detailed below, such adjustments would necessitate the making of assumptions with respect to each of these potential revenue sources that the Company believes would be highly speculative and any of which could have a significant impact on the projected revenues yielded.

Tangoe, Inc. respectfully requests that the information contained in Response 8 be treated as confidential information and that the Commission provide timely notice to Tangoe, Inc., Gary Martino, Chief Financial Officer, 35 Executive Boulevard, Orange, CT 06477, 203-859-9300 before it permits any disclosure of the bracketed information contained in Request 1 (Response 8).

First, the Company believes that in order to yield more realistic projections for future revenues, the Company (or investors or prospective investors) would be required to make assumptions as to the continuing purchasing patterns of its existing customers, and that given the degree to which its customers have historically purchased above their minimum requirements, the adjustments resulting from these assumptions alone would impart a significant amount of variability to projected revenues depending on the assumptions made.  By way of example, if the Company

Rule 83 Confidential Treatment Request by Tangoe, Inc.

Request #2

were to assume that (i) current customers would continue to purchase software and related services in line with their most recent purchase amounts under the contracts in question (as opposed to their minimum contractually required amounts) and (ii) customers currently on month-to-month agreements continued for the next 12 months to purchase software and relative services in accordance with amounts of their recent purchases, the amount of projected revenue attributable to the contracts in question would increase from $[**] to $[**] over the remaining terms of the contracts and from $[**] to $[**] for the next 12 months.

These expected differences between future contractual orders believed to be firm and expected revenues are significant on their own, yet still they do not account for the potential renewal of existing contracts or the addition of future customers or the expansion of existing customer relationships.  If the Company were to assume that customers whose agreements were scheduled to expire during the 12 months following March 31, 2010 would renew their agreements and continue to purchase as they had in the past, the expected future revenue attributable to the Company’s existing customer contracts over the next 12 months would rise to $[**].

Tangoe, Inc. respectfully requests that the information contained in Response 8 be treated as confidential information and that the Commission provide timely notice to Tangoe, Inc., Gary Martino, Chief Financial Officer, 35 Executive Boulevard, Orange, CT 06477, 203-859-9300 before it permits any disclosure of the bracketed information contained in Request 2 (Response 8).

Still, this adjusted figure would be incomplete as an indicator of future revenues, as the potential impact of expected future customer relationships is not accounted for.  However, adjusting for such new contracts is even more speculative, as it would require the making of assumptions as to the duration and annual value of each new relationship, as well as the timing of when each agreement would start to produce revenues.  Further, the large potential variability between minimum contract values and actual customer usage, as describe above, would create another variable that would have to be accounted for in determining expected revenues.  The Company believes that any attempt by it to quantify such matters so as to derive a meaningful projection of revenue based upon future contractual orders believed to be firm would be highly speculative and potentially misleading to investors and potential investors.

Rule 83 Confidential Treatment Request by Tangoe, Inc.

Request #3

In summary, the Company believes that the adjustments that would be necessary to derive future revenues from future contractual orders believed to be firm would be fundamentally subjective and speculative in nature and that the variability and magnitude of these adjustments are such that disclosure of future contractual orders believed to be firm would not provide investors or potential investors with meaningful visibility as to expected revenues or results of operations in future periods or trends in revenues or results of operations, and could further be misleading.  The Company’s adjustments to future contractual orders believed to be firm to reasonably approximate expected revenues for the 12 months following March 31, 2010 result in an increase of almost [**] % (from $[**] to $[**]) without accounting for potential future contracts.  Not all of the information necessary to make such assumptions or evaluate their reasonability will be available to investors or potential investors, yet such assumptions are necessary for any attempt to derive meaningful projections of revenue from future contractual orders believed to be firm.  The assumptions as to the amounts of software and related services that a customer will purchase and the continuity of their purchases with the Company (i.e. renewals and month-to-month scenarios) are particularly critical, as basing revenue projections strictly on contractual minimums results in figures that are unrealistically low and does not provide meaningful visibility as to expected revenues or results of operations in future periods.  However, as noted above, these adjustments are significant and necessitate subjective assumptions.  Accordingly, the Company believes that disclosure of future contractual orders believed to be firm would not provide investors or potential investors with meaningful visibility as to expected revenues or results of operations in future periods or trends in revenues or results of operations and, consequently, disclosure of such amounts in the Registration Statement is neither necessary nor desirable.

Tangoe, Inc. respectfully requests that the information contained in Response 8 be treated as confidential information and that the Commission provide timely notice to Tangoe, Inc., Gary Martino, Chief Financial Officer, 35 Executive Boulevard, Orange, CT 06477, 203-859-9300 before it permits any disclosure of the bracketed information contained in Request 3 (Response 8).

2.  Fluctuations in the amounts of the Company’s future contractual orders believed to be firm from one reporting period to another are not necessarily indicative of changes in expected future revenues and/or results of operations.

The gross amount of the Company’s future contractual orders believed to be firm may vary significantly from period to period as a result of remaining customer contract durations, rather than changes in the health or prospects of the Company’s business.  In any given reporting period, certain contractual orders will be fulfilled (amortized through revenue), new contracts will be signed with various contract durations, and existing contracts renewals will be executed with various contract durations.  In addition to the variability in contract durations, the timing of contracts coming up for renewal can vary significantly from period to period.  These factors may result in swings in the gross amount of the Company’s future contractual orders believed to be firm.  Due to the susceptibility of future contractual orders believed to be firm to such changes, the Company believes that disclosure of changes in such amounts would not provide any meaningful insight to investors or potential investors as to expected revenues or results of operations in future periods or trends in revenues or results of operations, and may in addition be misleading.

For example, in the event that during a given quarter, an atypically small number of customer contracts comes up for renewal, the amounts of future contractual orders believed to be firm will decrease as a result of there being a smaller-than-usual number of renewals during the period without such change being attributable to any meaningful downturn in the Company’s business.  Conversely, if an atypically large number of customer contracts comes up for renewal during a given quarter and the customers renew their contracts at a typical rate, the Company will experience an increase in the amounts of future contractual orders believed to be firm without such change being attributable to any meaningful improvement in the Company’s business.

Consequently, the Company believes that if it discloses figures for future contractual orders believed to be firm, investors or prospective investors may look to these figures as an indication of Company performance and may improperly conclude that fluctuations along the lines of the foregoing, which result only from the distribution of the timing of customer renewals over time or from a variation in the contract durations for new contracts or contract renewals, are indicative of meaningful changes in the Company’s business, either positively or negatively.

Finally, the Company advises the Staff that the Company has not previously calculated future contractual orders believed to be firm, as the Company has not considered this metric to be a meaningful indicator of the performance of its business, for reasons along the lines described above.  In addition, the Company advises the Staff that for similar reasons it does not anticipate that it will calculate future contractual orders believed to be firm going forward in the course of evaluating its business.  Instead, the Company derives its revenue projections based on detailed reviews of then-current revenues on a customer-by-customer basis, anticipated retention of existing customer relationships, and the amount and timing of expected new customer relationships.  The Company intends to provide revenue guidance to investors and prospective investors on a periodic basis based on these projections.  The Company also recognizes its obligation to provide disclosure regarding known trends and intends in its filings to make such disclosure when and as appropriate.

With respect to the Staff’s comments regarding the Company’s recognition of deferred revenue and the Company’s invoicing intervals, the Company advises the Staff that the Company has revised the disclosure on pages 41, 73 and 74 of the Registration Statement in response to the Staff’s comments.

Sources of Revenue, page 41

9.             Please clarify the disclosure appearing in the final sentence of the third paragraph of this section, in which you state that you have experienced favorable revenue retention with respect to subscription-based customers.  In this regard, we note your response to prior comment 9, in which you advised that disclosing renewal rate trends would mislead investors and declined to quantify your renewal rates on this basis.  We also note a statement on page 52 citing a decrease in the rate of customer losses, as well as your references to recurring revenue as a measure of your success on page 41.

Response:             In response to the Staff’s comment, the Company has deleted the final sentence of the third paragraph of the Sources of Revenue section of MD&A in the Registration Statement and has revised the disclosure on pages 41 and 78 of the Registration Statement to include further discussion of the Company’s revenue retention rates.  With respect to the Company’s prior response to the Staff’s prior comment 9 contained the letter from the Staff dated May 14, 2010, the Company advises the Staff that it continues to believe that it would be misleading to investors and potential investors to disclose the number of the Company’s new customers or the Company’s customer renewal rates over certain periods due to the variation of the terms of the Company’s customer agreements and the fact that the

Company seeks to grow its revenue through a combination of new customers, renewals and the expansion of services to existing customers.  The Company advises the Staff that it believes that its disclosure with respect to revenue retention in the Registration Statement would not be similarly misleading because, unlike metrics with respect to numbers of new customers or customer renewal rates, revenue retention rates, as calculated as described on page 41 of the Registration Statement, directly reflect increases or decreases in the revenues attributable to the Company’s existing customers over time and thus account for changes in the terms of the Company’s agreements with such customers, including cancellations, reductions of services and expansions of services.

Critical Accounting Policies

Stock-based Compensation, page 45

10.          Please revise your disclosure regarding the April 12, 2010 valuation to explain why the value of the common stock increased significantly from the previously determined value as of December 22, 2009.

Response:             The Company has revised the disclosure on page 55 of the Registration Statement in response to the Staff’s comment.

Business, page 77

11.          We refer to the revisions made in response to prior comment 22.  Please include a description of the general development of your business and the businesses of Tran Wireless, Inc. Strategies Group, Inc. and Internodes, Inc. during the past five years, or such shorter period as the registrant or its predecessors may have been engaged in business.  See Item 101(a) of Regulation S-K.

Response:             The Company has revised the disclosure on page 87 of the Registration Statement in response to the Staff’s comment with respect to the general development of the Company’s business.  The Company, however, has not included a description of the general development of the businesses of Traq Wireless, Inc., Information Strategies Group, Inc. and InterNoded, Inc. (collectively, the “Acquired Companies”) prior to their acquisition by the Company.  The Company has disclosed what the businesses of the Acquired Companies were at the time of acquisition and has described the objective of each acquisition and how it enhanced the Company’s solution.  However, because none of the Acquired Companies is a predecessor entity of the Company, the Company does not believe that disclosure regarding how the businesses of the Acquired Companies developed prior to being acquired by the Company would be relevant or material to a prospective investor.

Executive Compensation

Components of Our Executive Compensation Program

Base Salaries, page 102

12.          We note your responses to prior comments 24 and 26, and the disclosure you have added to your prospectus in response to those comments.  We also note your statements that the compensation committee did not compare your corporate performance against the performance of the companies in your benchmark groups when it determined that your officers should be compensated at the mean level of those groups.  Please disclose how the compensation committee determined that it was necessary to increase base salaries to the mean in order to retain your executives.

Response:             The Company has revised the disclosure on pages 103 and 104 of the Registration Statement in response to the Staff’s comment.

Equity Incentive Awards, page 109

13.          We refer to the revisions made in response to our prior comment 27 and note that you consider revenue, ARR, adjusted EBITDA and cash balance in determining the amount of equity incentive awards, but that you do not use specific targets or weighting.  Please tell us how these financial metrics were evaluated in determining the size of the equity incentive awards made in 2009 and 2010.

Response:             The Company has revised the disclosure on pages 111 and 112 of the Registration Statement in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-7

14.          We note in your response to our prior comment 38 that before 2010 you recognized implementation fees associated with the recurring technology and services engagements over the expected life of the customer relationship up to three years.  However you disclose on page 42 that these subscription agreements typically have terms ranging from 24 to 60 months.  Please clarify whether the implementation fees were only recognized for up to three years even under agreements with terms exceeding three years.  If so, explain further how you determined the three-year estimated life was appropriate for all contract terms.  Also, considering you began transitioning to a recurring revenue model in fiscal 2006, explain further the historical evidence you have obtained to support higher retention rates, particularly for your longer term arrangements (i.e. three years or greater).

Response:             In response to the Staff’s comment, the Company advises the Staff that, for subscription agreements with terms equal to or less than 36 months, the Company recognized implementation fees over 36 months.  For subscription agreements with terms exceeding 36 months, the Company recognized implementation over the life of the contract.  A significant percentage of the Company’s subscription agreements signed prior to 2010 were for 36 months.  Because the Company did not begin transitioning to a recurring revenue model until 2006 and a significant percentage of its initial subscription agreements were for 36 months, the Company did not generally begin experiencing renewals until 2009.  As a result, it was not until 2010 that the Company was able to obtain sufficient evidence to support higher renewal rates.

15.           Also we note the revisions made to your critical accounting policies on page 45 with regards to implementation fees are not consistent with those made on page 42 or F-7.  For instance, your critical accounting policy disclosures indicate the estimated life of the customer relationship is three years versus “up to three years” as disclosed elsewhere.  Also, your critical accounting policies do not appear to address the revisions made in fiscal 2010.  Please explain or revise accordingly.

Response:             The Company has revised the disclosure on pages 43, 46 and F-8 of the Registration Statement in response to the Staff’s comment.

Note 10. Income Taxes, page F-25

16.           The reconciliation you added of the company’s effective income tax rate on loss before taxes with the federal statutory rate includes taxable goodwill as a reconciling item.  Please clarify what this adjustment represents and tell us whether this relates to the tax deductible goodwill noted on pages F-16 and F-19 resulting from the ISG and InterNoded acquisitions, respectively.  Alternatively, if this relates to taxable goodwill, please provide further explanation regarding this adjustment.  In addition, tell us the amount of deferred taxes that you recorded for your tax-deductible goodwill.  We refer you to ASC 805-740-25-8 and 25-9.

Response:             In response to the Staff’s comment, the Company advises the Staff that the taxable goodwill adjustment included in the income tax reconciliation does relate to the ISG and Internoded acquisitions.  This adjustment represents the “Naked Tax Credit,” as it relates to the difference between goodwill recorded for financial statement and tax purposes caused by the amortization of goodwill for tax purposes.  The Company also advises the Staff that the Company has included the amount of deferred taxes recorded for tax-deductible goodwill in its disclosure.  For the years ended December 31, 2007, 2008 and 2009, the Company has recorded $0, $52,275 and $174,960, respectively, of deferred taxes related to the amortization of taxable goodwill, which appear in the disclosure on page F-25 of the Registration Statement.

Note 13. Stockholder’s deficit

Common Stock, page F-29

17.           Please further clarify the following with regards to your response to our previous comment 44.  We note you stated the fair value of the Series A convertible preferred stock was $1.06.  Please tell us how this was determined.  Please provide the specific guidance within ASC 718, which supports recognizing compensation cost for the excess over the fair value of the common shares repurchased from employees and tell us how that guidance is applicable to this transaction and explain further how you concluded such repurchase was compensatory in nature.

Response:             In response to the Staff’s comment, the Company advises the Staff that the $1.06 value of the Series A preferred stock was based on a Series F preferred stock issuance that occurred in the same month as the repurchase at $1.1776 per share.  The Series A preferred stock does not have as many rights and privileges as the Series F preferred stock, in particular it lacks a designated seat on the Company’s board of directors and has no voting rights.  Based on these differences, the Company felt that a 10% discount on price was reasonable.

The Company also advises the Staff that the guidance in ASC 718-20-35-7 was used to support recognizing compensation cost for the excess paid over the fair value of the shares of common stock repurchased.  The guidance states “The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date.  Any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost.  An entity that repurchases an award for which the requisite service has not been rendered has, in effect, modified the requisite service period to the period for which service has already been rendered, and thus the amount of compensation cost measured at the grant date but not yet recognized shall be recognized at the repurchase date.”  The Company repurchased these shares for $1.06 per share, which exceeded the fair value of the equity instruments of $0.4929 per share by $0.5671 per share.  This excess over the fair value of the equity instruments repurchased was charged to compensation expenses in accordance with the guidance in ASC 718-20-35-7.

The Company acknowledges the Staff’s additional comment raised on a conference call on June 22, 2010 regarding the Company’s basis for accounting for the repurchase of its common stock from some but not all of its common stockholders.  The Company considered the excess paid for such shares over their fair value to be analogous to a dividend paid to those stockholders from whom the shares were repurchased, since the Company did not offer to repurchase the common stock from its other common stockholders.  Accordingly, the Company charged the excess of the repurchase price over the fair value of the common stock to stockholders’ equity on the Company’s consolidated balance sheet as a deemed dividend.

18.           We note that you restated your consolidated statements of operations for fiscal 2008 as a result of our prior comment 44.  Tell us why you have not labeled these financials as restated.  Also, tell us how your auditors considered including a reference in their audit report to the restatement.  We refer you to AU 561.06.

Response:             In response to the Staff’s comment, the Company advises the Staff that the Company does not believe that it is necessary to label the 2008 financial statements as restated because the change was related to deemed dividends, which relate only to the basic and diluted loss per share presentations.  In 2008, the Company incurred a net loss of $6.9 million and loss applicable to common stockholders of $11.7 million, or a basic and diluted loss per share of $0.82, of which $1.3 million, or a loss per share of $0.09, was related to the deemed dividend adjustment that was made.  The Company believes that financial metrics such as adjusted EBITDA and recurring technology and services revenue growth are more meaningful business metrics to a prospective investor than loss per share amounts.  The Company also considered two factors regarding materiality as they relate to Staff Accounting Bulletin No. 99: (1) would the judgment of a reasonable person relying on this information have been altered or influenced by the change and (2) the significance of the restated items.  The Company’s assessment was that the judgment of a reasonable person relying on this information would not have been altered or influenced by labeling the 2008 financial statements as restated and that the $1.3 million deemed dividend adjustment was insignificant to the overall 2008 financial statements.  Accordingly, the Company does not believe that it is meaningful to prospective investors to label the 2008 financial statements as restated.

Preferred Stock and Common Stock Warrants, F-34

19.           We note your response to our previous comment 45.  As previously requested, please tell us the nature of the relationship between the company and IBM and the significant terms of the strategic relationship agreement.  In addition, in your response you referenced 605-50-25-7 through 25-9 and 605-50-55-96 trough 55-100 as the guidance you considered in determining the amortization of the cost of the warrants should be contra-revenue as opposed to expense.  Whether this guidance is applicable to this transaction is unclear without further explanation and understanding of the company’s agreement with IBM.  Further, provide a detailed explanation of how you applied the cited guidance in detail and why you believe it is applicable in this particular transaction.  Finally, we noted the company provided the guidance considered in determining the measurement dates for the warrants issued and to be issued.  However you did not explain how the company applied this guidance.  Specifically, you cited 505-50-30-11.  Please tell us to which warrants you applied this guidance, how you applied it and how it is consistent with your disclosures.

Response:             In response to the Staff’s comment, the Company advises the Staff that IBM is a strategic alliance partner of the Company.  As such, IBM engages the Company to supply software and related services to various customers of IBM.  The Company and IBM have entered into a 5-year strategic relationship.

The initial tranche of warrants that was vested upon entering into the strategic relationship was given to solidify the overall relationship between the Company and IBM.  The warrant includes performance-based incentives whereby IBM can earn the right to purchase up to an additional 8,129,215 shares of common stock based on the total amount that the Company invoices IBM on or before October 9, 2012 (three years after entering into the strategic relationship) pursuant to specified agreements relating to IBM’s resale of the Company’s solution.  The Company referenced guidance from ASC 605-50-25-7 to determine that the amortization of the cost of the warrants should be contra-revenue as opposed to expense.  The guidance entitled “Contingent Sales Incentive” states “A vendor may offer a customer a rebate or refund of a specified amount of cash consideration that is redeemable only if the customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period.  The vendor shall recognize the rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund. Measurement of the total rebate or refund obligation shall be based on the estimated number of customers that ultimately will earn and claim rebates or refunds under the offer.”  The Company (as the vendor) considers the performance-based incentives contained in the warrant that it issued to IBM (as the customer) to be similar to the rebate/refund and contingent sales incentives referenced in ASC 605-50-25-7 and, as a result, the Company believes that it was appropriate to apply ASC 605-50-25-7 to this transaction.

The Company also advises the Staff that the Company applied ASC 505-50-30-11 to the 3,135,554 shares of common stock underlying the warrant that were vested upon entering into the strategic relationship. ASC 505-50-30-11 states that “The issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date:

A-   The date at which a commitment for performance by the counterparty to earn the equity instruments is reached.

B-    The date at which the counterparty’s performance is complete.”

Because the date that the commitment for performance was reached and completed on the initial 3,135,554 shares of common stock underlying the warrant was the day that the strategic relationship was entered into, the Company used this date as the measurement date and valued the warrants using the Black-Scholes valuation model on October 9, 2009.

The Company has determined that it was probable that IBM would earn the right to purchase an additional 3,335,616 shares of common stock by reaching certain billing thresholds.  These warrants and any future warrants deemed probable to be earned will be marked to market on a quarterly basis until the warrants are earned and vest.

Part II Information Not Required in Prospectus

Exhibits, page II-4

20.           We refer to your response to our prior comment 47.  Please explain how you reached the conclusion that Item 601(b)(10)(iii)(A) does not apply to agreements between your company and management that were entered into in the ordinary course of business and are non-compensatory in nature.

Response:             In response to the Staff’s comment, the Company advises the Staff that it enters in proprietary information, inventions assignment, non-competition and non-solicitation agreements with all of its employees on the same terms, including its executive officers.  Because the agreements are not tailored specifically to the Company’s executive officers, and do not provide any special benefits or obligations that are not otherwise provided to its other employees, the Company does not believe that such agreements are “management contracts” as that term is used in Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company has also reviewed roughly the last twenty registration statements filed by U.S. technology companies in connection with their initial public offerings and respectfully notes that only two of those companies filed similar agreements and in both of those cases the agreements contained severance provisions that were specific to the executive officers that were parties to such agreements.  The proprietary information, inventions assignment, non-competition and non-solicitation agreements that the Company has entered into with its executive officers do not contain any severance provisions.

Accordingly, the Company does not believe that Item 601(b)(10) of Regulation S-K requires that the proprietary information, inventions assignment, non-competition and non-solicitation agreements be filed as an exhibit to the Registration Statement.

21.           Given that the restated certificate of incorporation will be effective in connection with the closing of the offering, please tell us why you believe that this document does not need to be filed in its definitive form as an exhibit to your registration statement.  We note that any Form 8-K you file in this regard will not be incorporated by reference into the registration statement.

Response:             In response to the Staff’s comment, the Company advises the Staff that the Restated Certificate of Incorporation that will be effective in connection with the closing of the offering will be filed on the closing date of the offering, which will be subsequent to the date that the Staff declares the Registration Statement effective.  As a result, it will not be possible for the Company to file an as-filed version of the Restated Certificate of Incorporation prior to effectiveness.  The Company has, however, indicated that it will file as Exhibit 3.3 the “Form of Restated Certificate of Incorporation of the Registrant to be effective as of the closing date of the offering.”  The Company advises the Staff that Exhibit 3.3 will consist of the definitive Restated Certificate of Incorporation that will be filed with the Secretary of State of the State of Delaware on the closing date of the offering, but without a date or signature.

***

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Philip P. Rossetti of this firm at (617) 526-6439.

Very truly yours,

/s/ Jeffrey A. Munsie

Jeffrey A. Munsie

cc:                                 Albert R. Subbloie, Jr.

Philip P. Rossetti, Esq.